Filed pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 11	File Number 333-167111

(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010, October 8, 2010, November 12, 2010, November 16, 2010, November 18, 2010, November 30, 2010, December 29, 2010, February 2, 2011, February 11, 2011, and March 2, 2011, relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached current reports on Form 8-K, which were filed with the Securities and Exchange Commission on April 29, 2011.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2011

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective April 28, 2011 the Board of Directors (the “Board”) of Accuride Corporation (the “Company”) approved restricted stock unit (“RSU”) grants to the following named executive officers, as follows:

Award Recipient	Title	RSU’s
Richard F. Dauch	President & Chief Executive Officer	74,297
James H. Woodward, Jr.	Senior Vice President/Chief Financial Officer	18,011
James J. Maniatis	Senior Vice President/Human Resources	14,409
Richard F. Schomer	Senior Vice President/Marketing & Sales	14,409

The RSUs entitled the recipients to receive a corresponding number of shares of the Company’s common stock on the date the RSU vests. The RSUs were granted under the terms of the Company’s Amended and Restated 2010 Incentive Award Plan and are evidenced by the form Restricted Stock Unit Award Agreement in the form filed herewith as Exhibit 10.1.  The RSUs vest annually over a four year period, with 20% vesting on each of May 18, 2012, May 18, 2013, and May 18, 2014, and the final 40% vesting on May 18, 2015, subject to the employee’s continued employment with the Company.  The RSUs will fully vest upon a change in control of the Company, as defined in the Restricted Stock Unit Agreement. Unvested RSUs will be forfeited and any gain received from the shares of common stock received upon vesting in the RSUs is recoverable in the event that the recipient engages in certain prohibited activities within 24 months of the receipt of the shares, which include violating any noncompete, nonsolicitation, confidential and proprietary information, or non-disclosure agreements or covenants.

The foregoing description the form Restricted Stock Unit Award Agreement does not purport to be complete and are qualified in its entirety by reference to the complete text of the relevant agreement, which is filed as Exhibit 10.1 to this report, and incorporated herein by reference.

Item 5.07.              Submission of Matters to a Vote of Security Holders

The Company held its Annual Meeting of Stockholders on April 26, 2011. The stockholders considered five proposals.  The proposals are described in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on March 28, 2011.

Proposal 1: Election of seven (7) directors to hold office until the 2012 Annual Meeting:

	Votes For	Votes Withheld
Keith E. Busse	30,137,722	4,181,736
Richard F. Dauch	34,262,641	56,817
Benjamin C. Duster, IV	29,976,671	4,342,787
Robert J. Kelly	30,102,161	4,217,297
William M. Lasky	33,963,681	355,777
Stephen S. Ledoux	29,480,449	4,839,009
John W. Risner	34,295,201	24,257

Broker Non-Votes: 3,551,754 shares for each director.

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All of the foregoing candidates were elected and each received affirmative votes from more than a majority of the outstanding shares.  As previously disclosed, Michael J. Bevacqua’s term as a director of the Company ended as of the Annual Meeting.

Proposal 2: The vote on a proposal to ratify the selection of Deloitte & Touche LLP as the Company’s independent public accountants for 2011 was as follows:

For	Against	Abstain	Broker Non-Votes
37,705,014	156,171	10,027	0

The foregoing proposal was approved.

Proposal 3: The vote on a proposal to approve the Accuride Corporation Amended and Restated 2010 Incentive Award Plan was as follows:

For	Against	Abstain	Broker Non-Votes
30,532,761	3,748,002	38,694	3,551,755

The foregoing proposal was approved.

Proposal 4: The advisory vote on the compensation of the Company’s executive officers was as follows:

For	Against	Abstain	Broker Non-Votes
26,356,497	7,925,868	37,092	3,551,755

Proposal 5: The advisory vote on the frequency of future advisory votes on executive compensation was as follows:

One Year	Two Years	Three Years	Abstain	Broker Non-Votes
34,187,591	65,373	62,637	3,857	3,551,754

The foregoing vote was in line with the Board’s recommendation to present an advisory vote on the compensation of the Company’s executive officers on an annual basis, and the Company will hold such annual vote unless otherwise disclosed.

Item 9.01                    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form of Restricted Stock Unit Award Agreement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date:	April 29, 2011	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel

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Exhibit 10.1

ACCURIDE CORPORATION

RESTRICTED STOCK UNIT AWARD AGREEMENT

ACCURIDE CORPORATION 2010 INCENTIVE AWARD PLAN

Name:	Grant: Restricted Stock Units
Address:

Grant Date:

Taxpayer
Identification Number:

Signature:

Effective on the Grant Date, you have been granted the number of Restricted Stock Units indicated above, which entitles you to receive [      ] shares of common stock (the “Stock”) of Accuride Corporation (the “Company”) in accordance with the provisions of this Agreement and the provisions of the Accuride Corporation Amended and Restated 2010 Incentive Award Plan, as it may be further amended from time to time (the “Plan”).

The Restricted Stock Units will fully vest and no longer be subject to the restrictions of and forfeiture under this Agreement as follows:

•                  20% of the Restricted Stock Units will vest on May 18, 2012;

•                  An additional 20% of the Restricted Stock Units will vest on May 18, 2013;

•                  An additional 20% of the Restricted Stock Units will vest on May 18, 2014; and

•                  The final 40% of the Restricted Stock Units will vest on May 18, 2015.

•                  Any unvested Restricted Stock Units will vest upon a Change of Control.

In the event of the termination of your employment or service for any reason, whether such termination is occasioned by you, by the Company or any of its Subsidiaries, with or without cause or by mutual agreement (“Termination of Service”), your right to receive and/or vest in any additional Restricted Stock Units under the Plan, if any, will terminate and any unvested Restricted Stock Units will be forfeited effective as of the earlier of: (i) the date that you give or are provided with written notice of Termination of Service, or (ii) if you are an employee of the Company or any of its Subsidiaries, the date that you are no longer actively employed and physically present on the premises of the Company or any of its Subsidiaries, regardless of any notice period or period of pay in lieu of such notice required under any applicable statute or the common law.

In accordance with the Plan, as of the “Maturity Date” for a particular Restricted Stock Unit, the Company shall transfer to you one unrestricted, fully transferable share of Stock in exchange for that Restricted Stock Unit, subject to the deferral provisions described below.  The “Maturity Date” for a particular Restricted Stock Unit shall be the date on which such Restricted Stock Unit vests.

The Restricted Stock Units or any interest or right therein or part thereof shall not be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect; provided the Restricted Stock Units may be transferable by will or the laws of descent and distribution.

The Stock subject to the Restricted Stock Units will be delivered upon the Maturity Date in settlement of the Restricted Stock Units.  Until Stock is issued in settlement of the Restricted Stock Units, you will not be deemed for any purpose to be, or have rights as, a Company shareholder or receive Dividend Equivalents with respect to shares of Stock by virtue of this Award.  You are not entitled to vote any shares of Stock by virtue of this Award.

If you engage in any “Prohibited Activity,” any unvested Restricted Stock Units will be forfeited.  In addition, if you engage in any Prohibited Activity within 24 months of the day on which you received Stock in settlement of any Restricted Stock Units awarded pursuant to this Agreement, you must pay to the Company an amount equal to your “RSU Gain.”  Your “RSU Gain” is equal to the sum of (a) the gross sales proceeds of any such Stock that was previously sold plus (b) the closing market price per share of the Stock on the date it was distributed to you for any share of Stock which has not been sold.

For purposes of this Agreement, the term “Prohibited Activity” shall mean and include each of the following:

•                  The violation of any provision included in any agreement entered into between you and the Company pursuant to which you agree to refrain from soliciting any customers of the Company or any entities engaged in the commercial vehicle component industry with which the Company has contracts at the time.

•                  The violation of any provision included in any agreement entered into between you and the Company pursuant to which you agree to refrain from soliciting or attempting to solicit away from the Company any officer, employee or agent of the Company.

•                  The violation of any confidentiality, proprietary information, or non-disclosure provisions included in any agreement entered into between you and the Company.

•                  The violation of any agreement entered into between you and the Company pursuant to which you agree not to compete in any way with the Company.

•                  The violation of any provision included in any agreement entered into between you and the Company pursuant to which you agree to assign to the Company all rights to any copyrightable or patentable work you invent, improve or otherwise work on using the Company’s resources during your employment with the Company.

•                  If you are a party to any severance, retention or change in control agreement or program, and you engage in any activity which would constitute a violation of any non-competition, non-solicitation, confidentiality, proprietary information, or non-disclosure provision included in said agreement or program, you will be deemed to have engaged in a Prohibited Activity even if a change in control (as defined in said agreement or program) has not occurred.

The Company has the authority to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy applicable federal, state, local and foreign taxes required by law to be withheld with respect to any taxable event arising from the vesting or receipt of the Stock upon settlement of the Restricted Stock Unit Award.  You may satisfy your tax obligation, in whole or in part, by either: (i) electing to have the Company withhold Stock otherwise to be delivered with a Fair Market Value equal to the minimum amount of the tax withholding obligation; (ii) surrendering to the Company previously owned Stock with a Fair Market Value equal to the minimum amount of the tax withholding

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obligation; (iii) withholding from other compensation; or (iv) paying the amount of the tax withholding obligation directly to the Company in cash, provided, however, that if the tax obligation arises during a period in which you are prohibited from trading under any policy of the Company or by reason of the Exchange Act, then the tax withholding obligation shall automatically be satisfied in accordance with subsection (i) of this paragraph, unless you have previously made a written election during a period in which you were not prohibited from trading in the Company’s securities to pay such tax obligation directly to the Company in cash and have paid a reasonable estimate of such tax liability (as determined by the Company) in advance to the Company.

If the Company reasonably anticipates that the value of any Stock to be delivered to you pursuant to this Agreement, when combined with all other payments received during the year that are subject to the limitations on deductibility under Section 162(m) of the Code, will exceed the limitations on deductibility set forth in Section 162(m), the delivery of all or a portion of such Stock shall automatically be deferred to the next succeeding calendar year in which the Company reasonably anticipates the deduction of the payment amount will not be limited or eliminated by the application of Section 162(m), but only to the extent necessary to avoid exceeding the limitations of Section 162(m).  Such deferred Stock shall be delivered no later than the 60th day after the end of such calendar year, provided that such delivery, when combined with any other payment subject to the Section 162(m) limitations received during the year, does not exceed the limitations on deductibility under Section 162(m) of the Code.  The deferrals shall continue until the full amounts may be paid without violating the provisions of Section 162(m).

Section 409A of the Code imposes a number of requirements on “non-qualified deferred compensation plans and arrangements.”  This award of Restricted Stock Units is not intended to provide for any deferral of compensation subject to Section 409A, since Stock will be issued in settlement of Restricted Stock Units as soon as the Restricted Stock Units vest and therefore is intended to qualify for the short-term deferral exception to Section 409A or the exception for delay in payments due to the application of Code Section 162(m) under Treasury Regulation §1.409A-2(b)(7)(i).

Under no circumstances may the time or schedule of receipt of Stock in settlement for Restricted Stock Units be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A.  You do not have any right to make any election regarding the time or form of any payment.  This Agreement and the Plan shall be operated in compliance with Section 409A and each provision of this Agreement and the Plan shall be interpreted, to the extent possible, to comply with Section 409A.

Nothing in the Plan or this Agreement shall be interpreted to interfere with or limit in any way the right of the Company or any Subsidiary to terminate your employment or services at any time.  In addition, nothing in the Plan or this Agreement shall be interpreted to confer upon you the right to continue in the employ or service of the Company or any Subsidiary.

This Restricted Stock Unit Award is granted under and governed by the terms and conditions of the Plan.  You acknowledge and agree that the Plan is discretionary in nature and may be amended, cancelled, or terminated by the Company, in its sole discretion, at any time.  The grant of a Restricted Stock Unit Award under the Plan is a one-time benefit and does not create any contractual or other right to receive an award of Restricted Stock Units or benefits in lieu of Restricted Stock Units in the future.  Future awards of Restricted Stock Units, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the award, the number of Units and vesting provisions.  The Plan has been introduced voluntarily by the Company and in accordance with the provisions of the Plan may be terminated by the Company at any time.  By execution of this Agreement, you consent to the provisions

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of the Plan and this Agreement.  Capitalized terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

COMPANY:

ACCURIDE CORPORATION

By:

Its:

4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 29, 2011

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 8.01.  Other Events.

Accuride Corporation (the “Company”) is filing its unaudited pro forma condensed consolidated financial information for the fiscal year ended December 31, 2010, set forth in Exhibit 99.1 and presented in accordance with Article 11 of Regulation S-X.  The unaudited pro forma condensed consolidated statement of operations is derived from the historical consolidated financial statements of the Company and gives pro forma effect to (i) the Company’s Third Amended Plan of Reorganization, as amended and confirmed by the United States Bankruptcy Court for the District of Delaware on February 18, 2010 (ii) the adoption of Fresh Start Accounting in accordance with Accounting Standards Codification No. 852, “Reorganizations,” in each case, upon the Company’s emergence from Chapter 11 bankruptcy proceedings on February 26, 2010, and (iii) the cancellation of the Company’s 7.5% Senior Convertible Note due 2020 upon the completion of the Company’s conversion offer for the convertible notes, and subsequent exchanges of the convertible notes remaining outstanding after the conversion offer.  Exhibit 99.1 is incorporated by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

99.1               Pro Forma Financial Information for Accuride Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date: April 29, 2011	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Pro Forma Financial Information for Accuride Corporation.

Exhibit 99.1

Unaudited Pro Forma Condensed Consolidated Financial Information

Management has prepared the unaudited pro forma condensed consolidated financial information of Accuride Corporation (the “Company”) for the fiscal year ended December 31, 2010 in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated statement of operations is derived from the historical consolidated financial statements of the Company and gives pro forma effect to (i) the Company’s Third Amended Plan of Reorganization, as amended and confirmed by the United States Bankruptcy Court for the District of Delaware on February 18, 2010, (ii) the adoption of Fresh Start Accounting in accordance with Accounting Standards Codification No. 852, “Reorganizations,” in each case, upon the Company’s emergence from Chapter 11 bankruptcy proceedings on February 26, 2010, and (iii) the cancellation of the Company’s 7.5% Senior Convertible Note due 2020 upon the completion of the Company’s conversion offer for the convertible notes, and subsequent exchanges of the convertible notes remaining outstanding after the conversion offer.

Basis of Presentation

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2010, as presented in the Company’s Annual Report on Form 10-K filed on March 28, 2011.  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with this filing, including the consolidated financial statements and related notes contained therein.

The unaudited pro forma financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the Plan of Reorganization, Fresh Start Accounting and related events or the conversion offer and the related exchanges been consummated on the dates indicated, and do not purport to be indicative of the Company’s results of operations for any future period.

[Table begins on the next page]

The adjustments made for the Company’s emergence from Chapter 11 bankruptcy proceedings in the unaudited pro forma condensed consolidated financial information for the fiscal year ended December 31, 2010 assume the financial effects resulting from the implementation of the Plan of Reorganization, the adoption of Fresh Start Accounting, and the conversion offer and related exchanges, as of January 1, 2010.

	Predecessor Period from January 1 through February 26,	Successor Period from February 26 through December 31,		Pro Forma (a) Twelve Months Ended December 31,
(in thousands)	2010	2010	Adjustments	2010
Operating Data:
Net sales	$104,059	$659,929	—	$763,988
Gross profit (loss) (b)	4,482	56,894	$9,504	70,880
Operating expenses (c)(d)	7,595	59,751	(12,652)	54,694
Income (loss) from operations	(3,113)	(2,857)	22,156	16,186
Interest expense, net (e)	7,496	33,450	11,015	29,931
Gain (loss) on extinguishment of debt	—	—	—	—
Gain on mark to market valuation of the convertible notes conversion option (f)	—	75,574	(75,574)	—
Inducement (expense) (f)	—	(166,691)	(166,691)	—
Other income (expense), net	566	2,483	—	3,049
Reorganization items (g)	(59,311)	—	59,311	—
Income tax (expense) benefit (h)	1,534	(1,591)	(25,341)	(25,398)
Net income (loss)	50,802	(126,532)	39,636	(36,094)
Weighted average common shares outstanding—basic	47,572	15,670	31,560	47,230
Basic income (loss) per share	$1.07	$(8.07)		$(0.76)
Weighted average common shares outstanding—diluted	47,572	15,670	31,560	47,230
Diluted income (loss) per share	$1.07	$(8.07)		$(0.76)
Other Data:
Net cash provided by (used in):
Operating activities	$(20,773)	$10,410
Investing activities	(2,012)	6,085
Financing activities	46,611	(18,376)
Adjusted EBITDA	4,683	61,555	—	$66,238
Depreciation, amortization, and impairment	7,532	43,759	$(7,246)	44,045
Capital expenditures	1,457	16,328

(a) Pro forma financial information included in this table is presented, where applicable, in accordance with Article 11 of Regulation S-X.  Accordingly, we have not included a pro forma balance sheet because the relevant adjustments are already reflected in the Company’s balance sheet as of December 31, 2010, which is presented in our Annual Report on Form 10-K filed on March 28, 2011.

(b) Depreciation expense for the fiscal year ended December 31, 2010 has been revised to reflect the allocations of fair values and increases the useful lives of our assets, as follows:

			Depreciation Expense
(in thousands, except for years)	Fair Value	Useful Life	Twelve Months Ended December 31, 2010
Land	$17,409	N/A	N/A
Buildings	35,720	10 years	$3,572
Machinery and Equipment	202,566	4-10 years	28,938

Total pro forma depreciation expense			32,510
Less historical depreciation expense			(42,014)
Total			$(9,504)

(c) Amortization expense for the fiscal year ended December 31, 2010 has been revised to reflect the allocations of intangible assets at fair value, as follows:

			Amortization Expense
(in thousands, except for years)	Fair Value	Useful Life	Twelve Months Ended December 31, 2010
Trade Names	$34,100	N/A	N/A
Technology	40,400	10 years	$4,040
Customer relationships	149,900	20 years	7,495

Total pro forma amortization expense			11,535
Less historical amortization expense			(9,277)
Total			$2,258

(d) For the fiscal year ended December 31, 2010, operating expenses were adjusted to remove $14,910 of professional fees and expenses related to the bankruptcy and the conversion offer.

(e) For the fiscal year ended December 31, 2010, pro forma interest expense reflects our new capital structure upon our emergence from Chapter 11 bankruptcy proceedings based on an assumed LIBOR of 400 basis points as follows:

Interest Expense
(in thousands, except for years)	Twelve Months Ended December 31, 2010
Postpetition senior credit facility (1)	$30,128
Convertible notes (2)	—
Total pro forma interest expense	30,128
Less historical interest expense	(41,143)
Total	$(11,015)

(1) Reflects pro forma interest expense on our postpetition senior credit facility assuming an initial outstanding balance of $309.0 million at an interest rate of 9.75%.

(2) Due to the cancellation of our convertible notes prior to December 31, 2010, the pro forma information eliminates of the impact of our the convertible notes for interest expense, which would have been $12.4 million higher for the twelve months ended December 31, 2010 if not removed.

(f) Eliminates the gain recognized due to the application of Accounting Standards Codification 740 to our convertible notes conversion option and the inducement expenses recognized as they are directly attributable to the inducement of the convertible notes, they are non-recurring in nature, and they are factually supportable.

(g) For the fiscal year ended December 31, 2010, reorganization items were adjusted to remove the net benefit recognized due to our discharge of debt on February 26, 2010, the effective date of the Plan of Reorganization, net of other professional fees and expenses incurred.

(h)   Tax effect of pro forma adjustments at 39%.